Exhibit 99.1

AKARI THERAPEUTICS, PLC

Quarterly Report For the Period Ended March 31, 2019

TABLE OF CONTENTS

Condensed Consolidated Financial Statements

Page
Condensed Consolidated Balance Sheets as of March 31, 2019 (unaudited) and December 31, 2018	2

Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended March 31, 2019 (Unaudited) and March 31, 2018 (Unaudited)	3

Condensed Consolidated Statements of Changes in Shareholders' Equity for the Three Months Ended March 31, 2019 (Unaudited) and March 31, 2018 (Unaudited)	4

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2019 (Unaudited) and March 31, 2018 (Unaudited)	5

Notes to Condensed Consolidated Financial Statements - Unaudited	6-16

1

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2019 and December 31, 2018

 (in U.S. Dollars, except share data)

	March 31, 2019	December 31, 2018
	(Unaudited)
Assets

Current Assets:
Cash	$6,145,555	$5,446,138
Prepaid expenses and other current assets	1,887,780	1,423,184
Deferred financing costs	579,810	585,000
Total Current Assets	8,613,145	7,454,322

Restricted cash	147,924	521,829
Property and equipment, net	15,834	20,425
Patent acquisition costs, net	32,867	32,978
Total Assets	$8,809,770	$8,029,554

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,763,182	$1,586,285
Accrued expenses	1,625,228	1,489,558
Liabilities related to options	4,201,196	1,842,424
Total Liabilities	7,589,606	4,918,267

Commitments and Contingencies

Shareholders' Equity:
Share capital of £0.01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 1,585,693,413 and 1,580,693,413 at March 31, 2019 and December 31, 2018, respectively	23,716,875	23,651,277
Additional paid-in capital	107,097,477	106,616,083
Accumulated other comprehensive loss	(245,258)	(352,426)
Accumulated deficit	(129,348,930)	(126,803,647)
Total Shareholders' Equity	1,220,164	3,111,287
Total Liabilities and Shareholders' Equity	$8,809,770	$8,029,554

See notes to condensed consolidated financial statements.

2

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three Months Ended March 31, 2019 and March 31, 2018

(in U.S. Dollars)

	Three Months Ended
	March 31, 2019	March 31, 2018
Operating Expenses:
Research and development (income) expenses	$(2,318,360)	$1,008,388
General and administrative expenses	2,306,398	3,296,973
Total Operating Expenses	(11,962)	4,305,361
Income (Loss) from Operations	11,962	(4,305,361)

Other Income (Expenses):
Interest income	1,286	64,638
Changes in fair value of option liabilities – (loss)/gains	(2,358,772)	2,945,531
Foreign currency exchange losses	(195,635)	(40,975)
Other expenses	(4,124)	(2,408)
Total Other Income (Expenses)	(2,557,245)	2,966,786

Net Loss	(2,545,283)	(1,338,575)

Other Comprehensive Income:
Foreign Currency Translation Adjustment	107,168	32,799

Comprehensive Loss	$(2,438,115)	$(1,305,776)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)

Weighted average ordinary shares (basic and diluted)	1,580,860,080	1,525,693,393

See notes to condensed consolidated financial statements.

3

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

As of and for the Three Months Ended March 31, 2019 and 2018

(in U.S. Dollars)

				Accumulated
			Additional	Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Shareholders' Equity, December 31, 2018	1,580,693,413	$23,651,277	$106,616,083	$(352,426)	$(126,803,647)	$3,111,287

Stock-based compensation	-	-	394,439	-	-	394,439
Issuance of share capital related to financing, net of issuance costs	5,000,000	65,598	86,955	-	-	152,553
Comprehensive income (loss)	-	-	-	107,168	(2,545,283)	(2,438,115)

Shareholders’ Equity, March 31, 2019	1,585,693,413	$23,716,875	$107,097,477	$(245,258)	$(129,348,930)	$1,220,164

				Accumulated
			Additional	Other
	Share Capital		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Shareholders' Equity, December 31, 2017	1,525,693,393	$22,927,534	$104,799,550	$(236,246)	$(110,336,867)	$17,153,971

Stock-based compensation	-	-	475,958	-	-	475,958
Comprehensive income (loss)	-	-	-	32,799	(1,338,575)	(1,305,776)

Shareholders’ Equity, March 31, 2018	1,525,693,393	$22,927,534	$105,275,508	$(203,447)	$(111,675,442)	$16,324,153

See notes to condensed consolidated financial statements.

4

AKARI THERAPEUTICS, Plc

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the Three Months Ended March 31, 2019 and 2018

(in U.S. Dollars)

	Three Months Ended
	March 31, 2019	March 31, 2018
Cash Flows from Operating Activities:
Net loss	$(2,545,283)	$(1,338,575)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,566	9,344
Stock-based compensation	394,439	475,958
Changes in fair value of the liability for options – loss (gains)	2,358,772	(2,945,531)
Foreign currency exchange losses (gains)	166,593	(37,816)
Changes in operating assets and liabilities:
Increase in assets:
Prepaid expenses and other current assets	(464,696)	(778,199)
Increase in liabilities:
Accounts payable and accrued expenses	313,553	170,554
Other liabilities	-	46,322
Total adjustments	2,774,227	(3,059,368)
Net Cash Provided by (Used in) Operating Activities	228,944	(4,397,943)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	157,743	-
Net Cash Provided by Financing Activities	157,743	-

Effect of Exchange Rates on Cash and Restricted Cash	(61,175)	72,713

Net Increase (Decrease) in Cash and Restricted Cash	325,512	(4,325,230)
Cash and Restricted Cash, beginning of period	5,967,967	28,248,924
Cash and Restricted Cash, end of period	$6,293,479	$23,923,694
Supplemental Disclosures of Non-Cash Financing Activities:
Deferred financing costs	$5,190	$-

See notes to condensed consolidated financial statements.

5

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”), is incorporated in the United Kingdom. The Company is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid or leukotriene system and the bioamine system for the treatment of rare and orphan diseases.

The accompanying financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles, assuming that the Company will continue to operate as a going concern. As of March 31, 2019, the Company has an accumulated deficit of $129,348,930 and cash of $6,145,555. On September 26, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADSs over the 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued 30,000,000 ordinary shares, par value £0.01 per share, (“Ordinary Shares”) to Aspire Capital and sold to Aspire Capital 25,000,000 Ordinary Shares for $0.02 per share (equivalent to $2.00 per ADS). On March 29, 2019, the Company sold to Aspire Capital 5,000,000 Ordinary Shares of the Company for $0.0346 per share (equivalent to $3.46 per ADS) for gross proceeds of $173,000 (See Note 4 and Note 8).  The Company believes its current capital resources are sufficient to support its operations through the end of the second quarter of 2019 without giving effect to the sale of additional shares to Aspire Capital under the Purchase Agreement.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of March 31, 2019, principal commercial operations have not commenced. The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to an active U.S. Securities and Exchange Commission (“SEC”) investigation.

For the three months ended March 31, 2019, the Company reported a net loss of $2,545,283 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities or there is not a favorable resolution of the SEC investigation, it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the SEC.  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive loss for the three months ended March 31, 2019 and March 31, 2018, are not necessarily indicative of expected results for the full fiscal year or any other period.

Principles of Consolidation – The Condensed Consolidated Financial Statements include the accounts of the Company and Volution Immuno Pharmaceuticals SA, a private Swiss company, its wholly-owned subsidiary. All intercompany transactions have been eliminated.

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AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Foreign Currency – The functional currency of the Company is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, liabilities related to stock options, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash, restricted cash, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

The Company’s liabilities related to options relate to RPC Pharma Limited (“RPC”), Akari’s majority shareholder, and are recognized on the balance sheet at their fair value, with changes in the fair value accounted for in the Condensed Consolidated Statements of Comprehensive Loss and included in changes in fair value of option liabilities gains.

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of March 31, 2019 and December 31, 2018.

Restricted cash - Restricted cash is collateral for a letter of credit related to the Company’s former office leases.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of VAT receivables and prepaid expenses.

Deferred Financing Costs – Deferred financing costs relate to the upfront commitment fee paid to Aspire Capital in the form of Ordinary Shares and are included in current assets. They are amortized proportionally as the Company sells shares to Aspire Capital.

Property and equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Depreciation expense for the three months ended March 31, 2019 and 2018 was $4,591 and $8,553, respectively.

7

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Long-Lived Assets – The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the three months ended March 31, 2019 and 2018 was $975 and $791, respectively.

Accrued Expenses – As part of the process of preparing the condensed consolidated financial statements, it requires the estimate of accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s condensed consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development (Income) Expenses – Costs associated with research and development are expensed as incurred. Research and development (income) expenses include, among other costs, personnel expenses, costs incurred by outside laboratories, manufacturers’ and other accredited facilities in connection with clinical trials and preclinical studies. Research and development (income) expenses for the three months ended March 31, 2019 and 2018 were ($2,318,360) and $1,008,388, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable. In March 2019 and March 2018, respectively, the Company realized research and development tax credits of $4,872,716 and $3,794,094, that was recorded as a credit to research and development costs in the Condensed Consolidated Statements of Comprehensive Loss, for the 2017 and 2016 tax years, respectively.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees, fair value is estimated at the grant date, and for non-employees, fair value is re-measured at each reporting date as required by ASC 718, “Compensation-Stock Compensation,” and ASC 505-50, “Equity-Based Payments to Non-Employees.” Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to changes in fair value of option/warrant liabilities gain (loss). The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its Condensed Consolidated Statements of Comprehensive Loss.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no significant concentrations of credit risk.

8

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Income Taxes – The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of March 31, 2019 and December 31, 2018.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as income tax expense. At March 31, 2019 and December 31, 2018, the Company had no uncertain tax positions.

Earnings (Loss) Per Share – Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the sum of (1) the weighted-average number of Ordinary Shares outstanding during the period, (2) the dilutive effect of the assumed exercise of options and warrants using the treasury stock method and (3) the dilutive effect of other potentially dilutive securities.

Comprehensive Income (Loss) – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at March 31, 2019:

Balance January 1, 2019	$(352,426)
Net current period other comprehensive income	107,168
Balance March 31, 2019	$(245,258)

Recent Accounting Pronouncements

Adopted during year –

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of this standard in 2019 did not have a material impact on the Company’s financial position, results of operations or related financial statement disclosures since it does not have a lease with a term longer than 12 months.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory. This guidance removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This guidance is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. This guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this standard in 2019 did not have a material impact on the Company’s financial position, results of operations or related financial statements.

9

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, restricted cash, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -          quoted prices in active markets for identical assets or liabilities;

Level 2 -         inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -          unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with ASC No. 820, the Company measures its liabilities related to options on a recurring basis at fair value. The liabilities related to options are classified within Level 3 value hierarchy because the liabilities are based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant.

In June 2015, the Company raised short-term working capital in the form of loans from shareholders of approximately $3 million with the loans carrying with it, options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. RPC is a private company that is a majority shareholder of the Company. The RPC options were accounted for in accordance with ASC 718, Compensation – Stock Compensation. The fair value of the RPC options was estimated using the fair value of Akari Ordinary Shares times RPC’s ownership in Akari Ordinary Shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The exact terms of these options have not been finalized.

The fair value of the RPC options was $4,201,196 and $1,842,424 as of March 31, 2019 and December 31, 2018, respectively. The fair value of the RPC options for the three months ended March 31, 2019 increased by $2,358,772 and the change, which represents a loss, was recognized as change in fair value of option liabilities (loss)/gains in the Condensed Consolidated Statements of Comprehensive Loss. The Company accounts for the RPC options as a liability in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following instruments as of the following dates:

	March 31,	December 31,
	2019	2018
RPC options	$4,201,196	$1,842,424

10

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 3 – Fair Value Measurements (cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liabilities related to stock options
Balance at December 31, 2017	$5,081,335

Changes in values of liabilities related to options	(2,945,531)

Balance at March 31, 2018	$2,135,804

Fair value of liabilities related to stock options
Balance at December 31, 2018	$1,842,424

Changes in values of liabilities related to options	2,358,772

Balance at March 31, 2019	$4,201,196

NOTE 4 – Shareholders’ Equity

Share Capital – The Company has 10,000,000,000 Ordinary Shares of authorized capital and 1,585,693,413 and 1,580,693,413 Ordinary Shares outstanding at March 31, 2019 and December 31, 2018, respectively.

Purchase Agreement and Registration Rights Agreement with Aspire Capital

On September 26, 2018, the Company entered into a Purchase Agreement with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ADS, with each ADS representing one hundred (100) Ordinary Shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital (the “Registration Rights Agreement”), in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the Purchase Agreement.

Under the Purchase Agreement, after the SEC has declared effective the registration statement referred to above (which occurred in March 2019), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

·	the lowest sale price of the Company’s ADSs on the purchase date; or

·	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

11

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the

Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 30,000,000 Ordinary Shares of the Company (the “Commitment Shares”) and sold to Aspire Capital 25,000,000 Ordinary Shares (the “Initial Shares”) for $0.02 per share (equivalent to $2.00 per ADS). In March 2019, the Company sold to Aspire Capital an additional 5,000,000 Ordinary Shares for $0.0346 per share (equivalent to $3.46 per ADS) for gross proceeds of $173,000.  The Company recorded the value of the Commitment shares as deferred financing costs and included the costs in current assets. They are amortized proportionally as the Company sells shares to Aspire. As of March 31, 2019, the Company recognized $20,190 of such costs and included the costs in additional paid-in capital. The Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the Purchase Agreement. Any proceeds the Company receives under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

Share option plan –

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 183,083,207 Ordinary Shares. At March 31, 2019, 89,986,209 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

12

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The following is a summary of the Company’s share option activity and related information for employees and directors for the period ended March 31, 2019:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of January 1, 2019	94,096,998	$0.12		8.4	$-
Changes during the period:
Forfeited	(1,000,000)	$0.02	$0.01
Options outstanding at March 31, 2019	93,096,998	$0.12		8.1	$643,585
Exercisable options at March 31, 2019	41,944,103	$0.21		7.0	$715

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development (income) expenses within its Condensed Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company re-measures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. The Company has classified its stock-based payments, which are settled in ordinary shares as equity-classified awards, and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

Below are the assumptions used for the options granted during the three months ended March 31, 2018. No options were granted in the three months ended March 31, 2019:

March 31,
2018
Expected dividend yield	0%
Expected volatility	82.23%
Risk-free interest	2.49%
Expected life	6.25 years

13

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The following is a summary of the Company’s share options granted separated into ranges of exercise price:

Exercise price (range) ($)	Options outstanding at March 31, 2019	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Options exercisable at March 31, 2019	Remaining contractual life (years for exercisable options)	Weighted average exercise price ($)
0.02-0.05	53,300,000	9.14	0.03	7, 837,500	8.34	0.05
0.12-0.19	18,834,629	7.08	0.15	15,686,711	7.04	0.16
0.32	20,782,369	6.47	0.32	18,239,892	6.47	0.32
0.75-2.00	180,000	4.19	1.62	180,000	4.19	1.62
	93,096,998			41,944,103

During the three months ended March 31, 2019 and 2018, the Company recorded approximately $394,000 and $476,000, respectively, in stock-based compensation expenses for employees and directors. At March 31, 2019, there was approximately $1,256,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over 1.6 years.

Warrants to service providers and investors – At March 31, 2019, there were no warrants outstanding. At March 31, 2018, there were warrants to purchase 51,075 Ordinary Shares outstanding and during the three months ended March 31, 2018, warrants to purchase 348,085 Ordinary Shares expired.

NOTE 5 – Related Party Transactions

Office Lease - A non-employee director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company leases its UK office space from TDL and has incurred expenses of approximately $34,000 and $37,000 plus VAT during the three months ended March 31, 2019 and 2018, respectively (see Note 6).

Consulting - A director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $25,000 and $18,000 during the three months ended March 31, 2019 and 2018, respectively, relating to these consulting services.

NOTE 6 – Commitments and Contingencies

Loss contingencies - On April 27, 2017, the Company issued a press release stating that Edison Investment Research Ltd. (“Edison”) had withdrawn its report issued April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contained material inaccuracies, including, without limitation, with respect to the Company’s interim analysis of its ongoing Phase II PNH trial of Coversin. Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to the Company’s press release issued on April 24, 2017 that discusses the interim analysis of the Company’s then ongoing Phase II PNH trial and other matters. The Company’s Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of its personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of the Company’s Board of Directors, effective immediately.

14

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 6 – Commitments and Contingencies (cont.)

On May 12, 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, its former Chief Executive Officer, and its Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), based primarily on the Company’s press releases or statements issued between April 24, 2017 and May 11, 2017 concerning the Phase II PNH trial of Nomacopan (Coversin) and the Edison Report about the Company and actions taken by it after the report was issued. The purported class covers the period from March 30, 2017 to May 11, 2017. The complaint seeks unspecified damages and costs and fees. On May 19, 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On July 11-12, 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On August 10, 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out a schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto.

By order dated September 7, 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On November 6, 2017, lead plaintiffs filed a consolidated amended complaint (the “CAC”). While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to April 24, 2017 through May 30, 2017. On January 10, 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint (the “SCAC”) and established a briefing schedule for defendants’ motions to dismiss the SCAC.  Pursuant to that schedule, plaintiffs’ SCAC was filed on January 31, 2018. All briefing on the motions to dismiss was completed on April 20, 2018.

On May 9, 2018, the parties engaged in a mediation session and came to an agreement in principle to settle the dispute. On June 8, 2018, the parties entered into a memorandum of understanding. A memorandum of understanding is not a definitive settlement agreement, which must be approved by the Court. By the terms of the memorandum, the parties agreed in principle to a total payment of $2.7 million in cash.  The Company recorded the $2.7 million SCAC litigation settlement loss in the Consolidated Statement of Comprehensive Loss in the year ended December 31, 2017, which is the period in which the lawsuits were originally filed. The $2.7 million SCAC settlement liability was recorded as a loss contingency in accrued expenses in the Company’s Consolidated Balance Sheets as of December 31, 2017. On July 26, 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On August 3, 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On August 7, 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on November 28, 2018, following a hearing with the parties, the court ordered final approval of the settlement.  Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on February 4, 2019.

On August 24, 2018, the Company received a $2.7 million payment from its directors’ and officers’ liability insurance provider, the sum of which was paid to an escrow account for the benefit of the settlement class on August 27, 2018. This was recorded as a gain in the Consolidated Statements of Comprehensive Loss during the third quarter of 2018.

Separately, Edison sought indemnification from the Company pursuant to its contract with the Company, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on November 6, 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have come to an agreement and settled the dispute for an immaterial amount to the Company’s operations and cash flows.

The Company voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of its special committee’s investigation. In response, the SEC requested certain documents from the Company with respect to the matters it reported. The Company is cooperating with the SEC’s requests for information. On June 5, 2018, the Company received a subpoena from the SEC, which requested further documents and information primarily related to the Company’s Phase II clinical trial of Nomacopan (Coversin) in connection with an investigation of the Company that the SEC is conducting. The Company is in the process of responding to the subpoena and will continue to cooperate with the SEC.

Lease commitment – In March 2014, the Company entered into a lease agreement for offices in London which was amended January 1, 2016. The lease term commenced on December 1, 2014 and expired in March 2019, which we intend to renew and are currently leasing on the same terms of the lease. The lease can be cancelled early by either party upon 3 months’ notice (See Note 5).

15

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

March 31, 2019

(in U.S. Dollars)

NOTE 6 – Commitments and Contingencies (cont.)

The Company also had a five-year lease for offices in New York, New York effective July 2014. The lease ended early in December 2018. In January 2018, the Company entered into a sublease of office space in New York, New York for an approximately four-year term, which ended early in December 2018. The Company currently leases office space in New York, New York on a month-to-month basis.

For the three months ended March 31, 2019 and 2018, the Company incurred rental expense in the amount of approximately $43,000 and $164,000, respectively.

NOTE 7 – Loss Per Share

Basic loss per Ordinary Share is computed by dividing net loss available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the sum of (1) the weighted-average number of Ordinary Shares outstanding during the period, (2) the dilutive effect of the assumed exercise of share options using the treasury stock method, and (3) the dilutive effect of other potentially dilutive securities.

The following is the calculation of the basic and diluted weighted average shares outstanding for the three months ended March 31, 2019 and 2018, respectively:

	Three Months Ended March 31,
	2019	2018
Company posted	Net loss	Net loss
Basic weighted average shares outstanding	1,580,860,080	1,525,693,393
Dilutive effect of Ordinary Share equivalents	None	None
Dilutive weighted average shares outstanding	1,580,860,080	1,525,693,393

For purposes of the diluted net loss per share calculation, share options and warrants are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented due to the Company’s net loss position.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Three Months Ended March 31,
	2019	2018
Total share options	93,096,998	89,861,998
Total warrants- equity classified	-	51,075
Total share options and warrants	93,096,998	89,913,073

NOTE 8 – Subsequent Event

On May 21, 2019, the Company sold to Aspire Capital 10,000,000 Ordinary Shares of the Company for $0.0261 per share (equivalent to $2.61 per ADS) for gross proceeds of $261,000 and on May 24, 2019, the Company sold to Aspire Capital 10,000,000 Ordinary Shares of the Company for $0.0234 per share (equivalent to $2.34 per ADS) for gross proceeds of $234,000.

16